Exhibit 99.2

To:                             The Royal Bank of Scotland plc, as Agent under the Senior Facilities Agreement (as defined below)

From:               International Game Technology PLC, as Obligors’ Agent under the Senior Facilities Agreement

17 June 2019

CONFIDENTIAL

Ladies and Gentlemen:

Request - Senior Facilities Agreement dated 4 November 2014, as amended 2 April 2015, 28 October 2015, 26 July 2016, 31 July 2017 and 17 December 2018, for the US$1,200,000,000 and €725,000,000 multicurrency revolving credit facilities among International Game Technology PLC (as successor-by-merger with GTECH S.p.A.), as the Parent and a Borrower; IGT Global Solutions Corporation (formerly known as GTECH Corporation), as a Borrower; J.P. Morgan Limited and Mediobanca - Banca di Credito Finanziario S.p.A., as the Global Coordinators, Bookrunners and Mandated Lead Arrangers; the entities listed in Part III of Schedule 1 thereto, as the Bookrunners and Mandated Lead Arrangers, the entities listed in Part IV of Schedule 1 thereto, as the Mandated Lead Arrangers; the entities listed in Part V of Schedule 1 thereto, as the Arrangers; the financial institutions listed in Part IIA of Schedule 1 thereto, as the Original Lenders; The Royal Bank of Scotland plc, as the Agent; The Royal Bank of Scotland plc, as the Issuing Agent; KeyBank National Association, as the Swingline Agent; and the financial institutions listed in Part IIB of Schedule 1 thereto, as the Original US Dollar Swingline Lenders (the “Senior Facilities Agreement”)

1.                                      Introduction

1.1                               This letter supersedes the letter dated 14 June 2019 to the Agent from the Obligors’ Agent with the same subject line in its entirety.

1.2                               Reference is hereby made to: (a) the Senior Facilities Agreement and (b) the invitation letter dated the date hereof (the “Invitation Letter”) from Mediobanca — Banca di Credito Finanziario S.p.A. and Bank of America Merrill Lynch International Designated Activity Company, as global coordinators (the “Global Coordinators”) to the Lenders.

1.3                               Unless a contrary indication appears, a term defined in the Senior Facilities Agreement has the same meaning when used in this letter.

1.4                               By means of this letter, the Parent requests that the Lenders consent to certain proposals with respect to the Senior Facilities Agreement.

2.                                      Proposals

As contemplated by the Invitation Letter, the Parent hereby requests the consent of the Lenders to the following proposals (collectively, the “Proposals”):

2.1                               That all Lenders agree to the definition of Final Maturity Date in Clause 1.1 (Definitions) of the Senior Facilities Agreement being amended in its entirety to read as follows:

“Final Maturity Date” means, in relation to each Facility, 31 July 2024.

2.2                               That the Majority Lenders agree to the definition of Permitted Restricted Payment in Clause 1.1 (Definitions) of the Senior Facilities Agreement being amended in its entirety to read as follows:

“Permitted Restricted Payment” means any of the following:

(a)                                 a Permitted Transaction;

(b)                                 subject to the proviso below, for each Financial Year, Restricted Payments in an aggregate amount up to:

(i)                                     US$400,000,000 for each Financial Year if the Public Debt Ratings are equal to or higher than BB+ and Ba1; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this subparagraph (i) shall be interpreted to mean at least two of the three Public Debt Ratings issued by the Rating Agencies being equal to or higher than BB+ or Ba1 as applicable; and

(ii)                                  US$300,000,000 for each Financial Year if any Public Debt Rating is lower than BB+ or Ba1 or any Public Debt Rating is withdrawn; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this subparagraph (ii) shall be interpreted to mean two of the three Public Debt Ratings issued by the Rating Agencies being lower than BB+ or Ba1 as applicable,

(c)                                  for the period starting on 1 January 2016 and ending on the Final Maturity Date and for so long as the Public Debt Ratings are equal to or higher than BB+ and Ba1 (in addition to amounts permitted under paragraphs (a) and (b) above), Share Buy Backs in an aggregate amount up to US$150,000,000; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this paragraph (e) shall be interpreted to mean at least two of the three Public Debt Ratings issued by the Rating Agencies being equal to or higher than BB+ or Ba1 as applicable;

(d)                                 any Shareholder Payments in the ordinary course of business and on market terms in an aggregate amount up to US$3,000,000 in any Financial Year; and

(e)                                  any Restricted Payments made in connection with share capital of the Parent owned by management of the Group as part of an employee compensation plan, including stock-based compensation and management incentive plans.

2.3                               That the Majority Lenders agree to paragraph (o) of the definition of Permitted Security in Clause 1.1 (Definitions) of the Senior Facilities Agreement being amended in its entirety to read as follows:

(o)                                 any Security not permitted by Clause 28.7 (Negative Pledge) securing Financial Indebtedness incurred in the ordinary course of business of the Group which in aggregate does not at any time exceed US$125,000,000 (or its equivalent in other currencies), (1) with the amount of Financial Indebtedness calculated for the purposes of this paragraph (o) being the outstanding principal amount of the Financial Indebtedness from time to time and (2) if the Financial Indebtedness is incurred by a person which is not a member of the Group and secured by Security over the equity interests in such person granted by one or more members of the Group, then the amount of Financial Indebtedness calculated for the purposes of this paragraph (o) shall equal the product of the outstanding principal amount of such Financial Indebtedness from time to time and the aggregate percentage of equity interests owned by all members of the Group in such person.

2.4                               That the Majority Lenders agree to Clause 27.2 (Financial condition) of the Senior Facilities Agreement being amended in its entirety to read as follows:

27.2                        Financial condition

The Parent shall ensure that:

(a)                                 EBITDA to Total Net Interest Costs:  The ratio of EBITDA to Total Net Interest Costs at each Calculation Date shall not be less than the ratio set out next to the relevant Calculation Date in the table below:

EBITDA to Total Net Interest Costs	2014	2015	2016	2017	2018	2019
31 March	—	2.75:1.00	2.75:1.00	3.00:1.00	3.00:1.00	3.00:1.00
30 June	—	2.75:1.00	2.75:1.00	3.00:1.00	3.00:1.00	3.00:1.00
30 September	—	2.75:1.00	2.75:1.00	3.00:1.00	3.00:1.00	3.00:1.00
31 December	2.75:100	2.75:1.00	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00

EBITDA to Total Net Interest Costs	2020	2021	2022	2023	2024
31 March	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00
30 June	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00
30 September	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	—
31 December	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	—

(b)                                 Total Net Debt to EBITDA:  The ratio of Total Net Debt to EBITDA at each Calculation Date shall not be greater than the ratio set out next to the relevant Calculation Date in the table below:

Total Net Debt to EBITDA	2014	2015	2016	2017	2018	2019
31 March	—	5.50:1.00	5.50:1.00	5.25:1.00	5.25:1.00	5.25:1.00
30 June	—	5.50:1.00	5.50:1.00	5.25:1.00	5.25:1.00	5.25:1.00
30 September	—	5.50:1.00	5.25:1.00	5.25:1.00	5.25:1.00	5.25:1.00
31 December	5.50:1.00	5.50:1.00	5.25:1.00	5.25:1.00	5.25:1.00	5.00:1.00

Total Net Debt to EBITDA	2020	2021	2022	2023	2024
31 March	4.75:1.00	4.50:1.00	4.25:1.00	4.25:1.00	4.25:1.00
30 June	4.75:1.00	4.50:1.00	4.25:1.00	4.25:1.00	4.25:1.00
30 September	4.75:1.00	4.50:1.00	4.25:1.00	4.25:1.00	—
31 December	4.75:1.00	4.50:1.00	4.25:1.00	4.25:1.00	—

2.5                               That all Lenders approve IGT-Europe B.V., a besloten vennootschap organised under the laws of the Netherlands and a member of the Group, as an Additional Borrower with respect to Revolving Facility A and Revolving Facility B pursuant to paragraph (c) of Clause 31.2 (Additional Obligors) of the Senior Facilities Agreement.

2.6                               That the Super Majority Lenders approve the transformation of the Italian Holdco from a società a responsabilità limitata into a società per azioni, it being understood that, on or before the date which is twenty (20) days following such transformation, a deed of acknowledgment, extension and confirmation, in form and substance reasonably satisfactory to the Agent, will be entered into in respect of the Transaction Security over the corporate capital of the Italian Holdco for the Lenders to continue to benefit from Transaction Security equivalent to that which was in effect before such transformation.

2.7                               That all Lenders (a) waive the requirement under paragraph (c) of Clause 12.3 (Voluntary Cancellation) of the Senior Facilities Agreement that any partial cancellation of a Revolving Facility Commitment by the Obligor’s Agent on behalf of the relevant Borrower(s) in connection with the other Proposals reduce the Revolving Facility Commitments rateably; and (b) in the context of such cancellation(s), waive any requirement under the Senior Facilities Agreement that any partial repayment of a Revolving Facility Commitment be applied rateably, it being understood that such partial cancellations and partial prepayments on a non-rateable basis of Revolving Facility Commitments will be effected only once by the

Obligor’s Agent on or about the Amendment Effective Date (as defined in Section 3.1).

2.8                               That the Majority Lenders agree to the following clause being inserted after Clause 47 (Enforcement) of the Senior Facilities Agreement:

48.                               CONTRACTUAL RECOGNITION OF BAIL-IN

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)                                 any Bail-In Action in relation to any such liability, including (without limitation):

(i)                                     a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)                                  a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)                               a cancellation of any such liability; and

(b)                                 a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

In this Clause 48:

“Article 55 BRRD” means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)                                 in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)                                 in relation to any state other than such an EEA Member Country or (to the extent that the United Kingdom is not such an EEA Member Country) the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“UK Bail-In Legislation” means (to the extent that the United Kingdom is not an EEA Member Country which has implemented, or implements, Article 55 BRRD) Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“Write-down and Conversion Powers” means:

(a)                                 in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b)                                 in relation to any other applicable Bail-In Legislation:

(i)                                     any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)                                  any similar or analogous powers under that Bail-In Legislation; and

(c)                                  in relation to any UK Bail-In Legislation:

(i)                                     any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)                                  any similar or analogous powers under that UK Bail-In Legislation.

2.9                               That the Majority Lenders agree to the following clause being inserted after Clause 48 (Contractual Recognition of Bail-in) of the Senior Facilities Agreement:

49                                  ACKNOWLEDGEMENT REGARDING ANY SUPPORTED QFCS

To the extent that the Finance Documents provide support, through a guarantee or otherwise, for any Hedging Document or other derivative transaction or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support:

(a)                                 In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Finance Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Finance Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)                                 In this Clause 49:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. § 1841(k)) of such party.

“Covered Entity” means any of the following:  (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. § 5390(c)(8)(D).

2.10                        That all Lenders agree to the following clause being inserted after Clause 42.7 (Release of Security on Permitted Disposal and Investment Grade Rating) of the Senior Facilities Agreement:

42.8                        Replacement of Screen Rate

(a)                                 Subject to paragraph (b) of Clause 42.2 (Exceptions), if a Screen Rate Replacement Event has occurred in relation to any Screen Rate for a currency which can be selected for a Loan, any amendment or waiver which relates to:

(i)                                     providing for the use of a Replacement Benchmark in relation to that currency in place of that Screen Rate; and

(ii)

(A)                               aligning any provision of any Finance Document to the use of that Replacement Benchmark;

(B)                               enabling that Replacement Benchmark to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Benchmark to be used for the purposes of this Agreement);

(C)                               implementing market conventions applicable to that Replacement Benchmark;

(D)                               providing for appropriate fallback (and market disruption) provisions for that Replacement Benchmark; or

(E)                                adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Benchmark (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Agent (acting on the instructions of the Majority Lenders) and the Parent.

(b)                                 If any Lender fails to respond to a request for an amendment or waiver described in paragraph (a) within twenty (20) Business Days (or such longer time period in relation to any request which the Parent and the Agent may agree) of that request being made:

(i)                                     its Commitment(s) shall not be included for the purpose of calculating the Total Commitments under the Facility when ascertaining whether any relevant percentage of Total Commitments has been obtained to approve that request; and

(ii)                                  its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

In this Clause 42.8:

“Relevant Nominating Body” means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

“Replacement Benchmark” means a benchmark rate which is:

(a)                                 formally designated, nominated or recommended as the replacement for a Screen Rate by:

(i)                                     the administrator of that Screen Rate (provided that the market or economic reality that such benchmark rate measures is the same as that measured by that Screen Rate); or

(ii)                                  any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both subparagraphs, the “Replacement Benchmark” will be the replacement under subparagraph (ii);

(b)                                 in the opinion of the Majority Lenders and the Parent, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor to a Screen Rate; or

(c)                                  in the opinion of the Majority Lenders and the Parent, an appropriate successor to a Screen Rate.

“Screen Rate Replacement Event” means, in relation to a Screen Rate:

(a)                                 the methodology, formula or other means of determining that Screen Rate has, in the opinion of the Majority Lenders and the Parent materially changed;

(b)

(i)

(A)                               the administrator of that Screen Rate or its supervisor publicly announces that such administrator is insolvent; or

(B)                               information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Screen Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Screen Rate;

(ii)                               the administrator of that Screen Rate publicly announces that it has ceased or will cease, to provide that Screen Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Screen Rate;

(iii)                            the supervisor of the administrator of that Screen Rate publicly announces that such Screen Rate has been or will be permanently or indefinitely discontinued; or

(iv)                            the administrator of that Screen Rate or its supervisor announces that that Screen Rate may no longer be used; or

(c)                                  the administrator of that Screen Rate determines that that Screen Rate should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(i)                                   the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Majority Lenders and the Parent) temporary; or

(ii)                                that Screen Rate is calculated in accordance with any such policy or arrangement for at least three (3) calendar months; or

(d)                                 in the opinion of the Majority Lenders and the Parent, that Screen Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.

3.                                      Consent Fee and Consent Deadline

3.1                               The Parent hereby requests that the Agent seek and obtain the consent of all Lenders to the Proposals in the form attached hereto as Schedule A and, if the Agent obtains the consent of all Lenders to the Proposals, that the Agent sign a copy of this letter and return it to the Parent to effect the proposals set forth in Sections 2.5, 2.6 and 2.7 (the “Non-Amendment Proposals”) on the date specified by the Agent. An amendment agreement (the “Amendment Agreement”) substantially in the form, mutatis mutandis, of the amendment agreement relating to the Senior Facilities Agreement dated 26 July 2016 (the “2016 Amendment Agreement”), reflecting the amendments contemplated by Sections 2.1, 2.2, 2.3, 2.4, 2.8, 2.9 and 2.10 (the “Amendment Proposals”) and including a schedule setting out the names of the Lenders and their respective Revolving Facility Commitments reflecting the Final Allocations (as defined in Section 3.2) as at the date on which all of the Amendment Proposals take effect as set forth in the Amendment Agreement (the “Amendment Effective Date”) will be prepared and negotiated in good faith by the Parent and the Global Coordinators with the assistance of their respective legal counsels. Once in agreed form, the Global Coordinators will make available a copy of the Amendment Agreement to the Lenders prior to its execution by the Parent and the Agent. For the avoidance of doubt, the effectiveness of the Amendment Agreement will be subject to certain conditions precedent (as per the 2016 Amendment Agreement) including, but not limited to, the delivery by each Guarantor and each provider of Security of a letter, in form and substance reasonably satisfactory to the Agent, confirming that the guarantees of such Guarantor and the Security created by such provider of Security pursuant to the Security Documents to which it is a party will remain in full force and effect. The Parent will then instruct Clifford Chance to prepare a revised conformed copy of the Senior Facilities Agreement reflecting the terms of the Amendment Agreement and arrange for it to be delivered to the Agent for circulation to the Lenders.

3.2                               In consideration of all Lenders consenting to the Proposals on or before 16 July 2019 (subject to extension pursuant to Section 3.5) (the “Consent Deadline”) to the extent that all Lenders consent to the Proposals on or before the Consent

Deadline, the Parent or the relevant Borrower(s) will pay a consent fee (the “Consent Fee”) (a) to each Lender which consents to the Proposals (a “Consenting Lender”) equal to the product of fifty (50) one-hundredths of one per cent. (0.50%) and such Consenting Lender’s aggregate Revolving Facility Commitments accepted by the Parent (the “Final Allocations”) and (b) to each Lender which consents to the Proposals, proposes to increase one or both of its Revolving Facility Commitments and has such proposal accepted by the Parent (an “Increasing Lender”) equal to the product of twenty-five (25) one-hundredths of one per cent. (0.25%) and the difference between the such Increasing Lender’s Final Allocations and such Increasing Lender’s aggregate Revolving Facility Commitments as of the Consent Deadline, provided that a Consenting Lender whose Revolving Facility Commitments are cancelled in full by the Parent will not receive the Consent Fee.

3.3                               The Parent agrees that the aggregate Final Allocations (calculated using an exchange rate of US$1.13 to €1.00) will not exceed US$2,019,250,000.

3.4                               The Consent Fee will be paid through the Agent (in accordance with Clause 35.1 (Payments to the Agent) of the Senior Facilities Agreement or as otherwise agreed in the Amendment Agreement) on or before the date which is five (5) Business Days following the Amendment Effective Date.

3.5                               The Parent reserves the right (a) to withdraw the request that the Agent seek and obtain the consent of the Lenders to the Proposals at any time prior to the then current Consent Deadline and (b) to extend the Consent Deadline at any time prior to the then current Consent Deadline.

4.                                      Miscellaneous

4.1                               The Repeating Representations are true on the date of this letter and will be deemed to be made on the date the Non-Amendment Proposals take effect.

4.2                               The provisions of the Finance Documents shall, save as affected by the Non-Amendment Proposals, continue in full force and effect and shall incorporate the Non-Amendment Proposals.

4.3                               This letter is a Finance Document for the purposes of the Senior Facilities Agreement.

4.4                               The provisions of Clause 41 (Remedies and Waivers), Clause 46 (Governing Law) and Clause 47 (Enforcement) of the Senior Facilities Agreement shall be incorporated into this letter as if set out in full in this letter and as if references in those provisions to “this Agreement” are or include references to this letter.

4.5                               This letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of copy of this letter.

SCHEDULE A

Form of Response

To:                             The Royal Bank of Scotland plc, as Agent under the Senior Facilities Agreement (as defined below)

Copy:              Mediobanca — Banca di Credito Finanziario S.p.A. and Bank of America Merrill Lynch International Designated Activity Company, as Global Coordinators

From:               [Insert Lender name], as a Lender under the Senior Facilities Agreement (the “Responding Lender”)

[•] 2019

CONFIDENTIAL

Request - Senior Facilities Agreement dated 4 November 2014, as amended 2 April 2015, 28 October 2015, 26 July 2016, 31 July 2017 and 17 December 2018, for the US$1,200,000,000 and €725,000,000 multicurrency revolving credit facilities among International Game Technology PLC (as successor-by-merger with GTECH S.p.A.), as the Parent and a Borrower; IGT Global Solutions Corporation (formerly known as GTECH Corporation), as a Borrower; J.P. Morgan Limited and Mediobanca - Banca di Credito Finanziario S.p.A., as the Global Coordinators, Bookrunners and Mandated Lead Arrangers; the entities listed in Part III of Schedule 1 thereto, as the Bookrunners and Mandated Lead Arrangers, the entities listed in Part IV of Schedule 1 thereto, as the Mandated Lead Arrangers; the entities listed in Part V of Schedule 1 thereto, as the Arrangers; the financial institutions listed in Part IIA of Schedule 1 thereto, as the Original Lenders; The Royal Bank of Scotland plc, as the Agent; The Royal Bank of Scotland plc, as the Issuing Agent; KeyBank National Association, as the Swingline Agent; and the financial institutions listed in Part IIB of Schedule 1 thereto, as the Original US Dollar Swingline Lenders (the “Senior Facilities Agreement”)

The Responding Lender refers to the letter dated 14 June 2019 from the Parent as Obligors’ Agent to the Agent (the “Request Letter”). Terms defined in the Request Letter shall have the same meaning when used in this response.

The Responding Lender hereby advises the Agent that it:

(a)                                 consents to the Proposals;

(b)                                 commits US$[•] to the Revolving Facility A Commitment and €[•] to the Revolving Facility B Commitment;

(c)                                  understands and agrees that (i) the Parent, at the sole discretion of the Parent, may reduce or allocate the aggregate Revolving Facility Commitments of the Responding Lender and (ii) the Parent or (if instructed to do so by the Parent) the Global Coordinators on behalf of the Parent will notify the Responding Lender of the Final Allocations prior to the Amendment Effective Date; and

(d)                                 agrees that, notwithstanding any assignment of its rights or transfer by novation of any of its rights and obligations under any Finance Document to any person (each such person, a “Transferee”) on or after the date hereof, it shall procure that such Transferee is notified of, and expressly agrees to, the terms of this letter.

The Responding Lender (x) authorises each of the Global Coordinators and the Agent, subject always to Clause 32 of the Senior Facilities Agreement (Role of the Agent, the Arranging Parties, the Global Coordinators, the Swingline Agent, the Issuing Agent and Others), to respectively negotiate and execute the Amendment Agreement in accordance with the terms of the Request Letter and (y) undertakes to enter into any document which may be requested by the Parent for the purposes of implementing the Final Allocations.

[Insert Lender name]

Signed:

Name:

Title:

Yours faithfully

International Game Technology PLC

as Obligors’ Agent

By	/s/ Claudio Demolli
Claudio Demolli,
Treasurer

The Agent confirms on behalf of the Finance Parties that the Lenders consent to the Proposals and that the Non-Amendment Proposals take effect on 16 July 2019.

The Royal Bank of Scotland plc

as Agent on its own behalf and on behalf of each Finance Party

By	/s/ Stephen Swann
Print Name	Stephen Swann
Title	Assoc. Director

Date: 16 July 2019